       10905 Technology Place
        San Diego, CA 92127

July 1, 2008

Ms. Angela J. Crane
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Dear Ms. Crane:

In response to your comments in your letter to me dated June 17, 2008 regarding our Form 10-K for the period ended December 31, 2007, Notes to Consolidated Financial Statements, page 32 and Note 8. Notes Payable and Other Long Term Obligations, page 38 and your prior comment 3, you will see from the attached letter from Patrick Regan Senior Managing Director of Laurus Capital Management, LLC that they never contemplated enforcing the referenced agreement for JMAR to register the underlying shares.

Therefore, no penalties were ever levied and no liabilities were or are to be recognized. We will eliminate the previous incorrect disclosure relative to this item in future filings.

Please contact me if you have any further questions.

Thank you very much for your help in pointing out this matter to us.

Sincerely,

s/ Edward C. Hall

JMAR Technologies, Inc.
Edward C. Hall
Vice President and Chief Financial Officer

Attachment: Letter from Patrick Regan, Senior Managing Director, Laurus Capital Management, LLC to Edward C. Hall, CFO JMAR Technologies, Inc.

LAURUS MASTER FUND, LTD.
c/o Laurus Capital Management, LLC
335 Madison Avenue, 10th Floor
New York, NY 10017

June 30, 2008

Mr. Edward C. Hall
Vice-President, Chief Financial Officer
JMAR Technologies, Inc.
10905 Technology Place
San Diego, CA 92127

Re: Registration Rights Agreement (the "Agreement"), entered into as of April 11, 2007 by JMAR Technologies, Inc. ("JMAR") and Laurus Master Fund, Ltd.("Laurus") and. Common Stock Purchase Warrant issued April 11, 2007 (the "Warrant").

Dear Mr. Hall:

You have requested a letter as to Laurus' enforcement of the subject Agreement.

Laurus never contemplated enforcing the Agreement and no penalties were ever levied on JMAR because the Warrant includes a provision allowing cashless exercise by Laurus. Because of the ease of exercise provided by this feature which allowed Laurus to tack its holding period in the common stock to the holding period of the warrants, and especially in light of the new reduced 6-month holding period that was not in effect at the time of execution of the Agreement, Laurus does not and effectively never did require a registration statement to register the underlying shares. By the time JMAR would be required by the Agreement to have an effective registration statement, the SEC had adopted the new reduced holding period which allowed Laurus to have all the liquidity we desired as initially contemplated when the Agreement was executed without the need for a registration statement. If you have any questions please give me a call.

Sincerely,

/s/ Patrick Regan

Patrick Regan
Senior Managing Director
Laurus Capital Management, LLC
335 Madison Avenue, 10th Floor
New York, New York 10017
Office: 212-541-5800